Mail Stop 0308

	November 12, 2004

Thomas Lamb,
President
Europa Trade Agency, Ltd.
3715 West 14th Avenue
Vancouver, British Columbia V6R 2W8

	RE:	Europa Trade Agency, Ltd.
		Registration Statement on Form SB-2
		Commission File No. 333-118808
		Filed on September 3, 2004

Dear Mr. Lamb:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General
1. On the facing page, add a sentence indicating that securities are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.
2. We note the various websites you have identified throughout your registration statement, including your own website, as identified on page 34. You are responsible for the accuracy of information on the websites to which you refer in your registration statement. Revise the language that indicates that you are not responsible for the content and that investors should not rely on the information on the websites.
3. Please supplementally advise us why you have undertaken to register the securities on behalf of the selling shareholders and have agreed to pay the offering-related expenses. We note that you have not granted any registration rights to the selling shareholders or to any other persons.

Prospectus Cover Page
4. Please disclose here your intention to apply for a listing of common stock on the OTC Bulletin Board.
5. Describe the manner in which the securities will be sold.  See
Item 501(a)(9) of Regulation S-B.
6. Please tell us whether you intend to use the prospectus before the effective date of the registration statement. If so, you should include the legends required by Item 501(a)(10) of Regulation S-B.
7. Please include disclosure on the cover page of the prospectus stating that the selling shareholders will sell at a price or price range per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. You should specifically state the price or price range.
8. Clarify here and in the offering section of the summary that you are registering all of the 1,010,000 common shares on behalf of selling shareholders, and disclose that you will not receive any proceeds from the sale of the securities.

Summary, page 6
9. Avoid reliance on defined terms like those in parentheses and quotation marks. See Updated Staff Legal Bulletin No. 7 (June 7,
1999) sample comments 2, 3, 4, 5 and 39 available on our web site at www.sec.gov under the heading "Staff Interpretations."
10. Please revise to clarify that you were "reincorporated" in Nevada on May 26, 2004.
11. Please specify whether you are currently receiving revenue from any of your relationships with the entities or products mentioned.
We note that revenues are solely derived from the sale of golf nutrition bars. Disclose that you have received only minimal revenue to date and only from one of your products.

12. Provide us with support for your statements indicating that The Kalamazoo Grill`s products have been featured in various publications. Supplementally provide us with the articles you have referenced.
13. Please clarify what you mean when you say you "represent" McKirdy`s RepalFly. Clarify that you have negotiated the right to market McKirdy`s products but have not as of yet signed a formal agreement. We note your disclosure on page 26 in the "Description of the Business" section.
14. Please elaborate on the "exclusivity arrangement" you have with Wal-Mart Canada. What does this entail?
15. Disclose the company`s telephone number in the summary. See Item 503(b) of Regulation S-B.

The Offering

Terms of the Offering, page 7
16. We note your disclosure that the selling shareholders will determine when and how they will sell the common stock offered in this prospectus. Please revise to clarify that they will do so subject to compliance with the applicable securities laws.

Risk Factors
17. It appears that your shares of common stock will be treated as "penny stock" as defined by Rule 3a51-1 under the Exchange Act, and thus the shares are subject to the penny stock rules. Include a risk factor that discloses that the shares are subject to the penny stock rules, and note the risks involved in investing in penny stock. In this regard, consider discussing that: (i) Commission rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, (ii) for transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale, and (iii) the rule may affect the ability of broker-dealers to sell the securities and also may affect the ability of purchasers of the shares to sell the shares in the secondary market.

We expect to incur operating losses for the foreseeable future, page
9
18. Please specify that you derive revenue from one product, the golf nutrition bar, and quantify the revenue derived from the product as of July 31, 2004.


If we are unable to effectively market our products . . ., page 10
19. Please specify that you have little or no market share for the products you are currently marketing.

We heavily rely on third parties to supply and sell our products, page 10
20. Please specify the types of services subdistributors will provide.
21. Please specify whether you have any long-term agreements with the third parties upon which you rely.

As our officers and directors do not devote 100% of their time to our
.. . ., page 10
22. We note the individuals mentioned here. Please identify the position or positions that each person holds. Disclose that you do not have any employees other than your officers and directors.

Because Thomas Lamb and Craig Lamb, his father, will together . . ., page 11
23. We note the beneficial ownership table on page 22 indicates that Thomas and Craig Lamb together currently own 66% of the common shares outstanding. Please revise this risk factor to clarify, if true, that Thomas and Craig Lamb currently have effective control of the company and will continue to have control after the offering.

Determination of Offering Price, page 12
24. We note the disclosure on page 7 that indicates that the offering price will be $0.09 per share. Please disclose the manner in which you determined the offering price. See Item 505 of Regulation S-B.

Selling Security Holders, page 13
25. Provide the selling shareholder information as of the most recent practicable date.
26. We note that you have included a qualifier indicating that "to [your] knowledge" none of the selling shareholders has a material relationship with you and none has ever been an officer or director of Europa. You are responsible for the disclosure in the registration statement and this knowledge qualifier is inappropriate. Please revise.

27. Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters. Also, tell us which selling stockholders are affiliates of broker-dealers. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

* The selling stockholder purchased the shares in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Plan of Distribution, page 18
28. Please clarify what you mean when you indicate that your selling shareholders may sell some of all of their common stock through the writing of options on the common stock.

Directors, Executive Officers, Promoters and Control Persons, page 19
29. Provide this disclosure as of the most recent practicable date.
30. Please provide support for your statements regarding Daniel Turner and Rebecca Turner`s successes and business experience. For instance, on what information do you base your statement that Mr. Lamb specializes in taking sales operations that under-perform and turns them into successful, efficient, money-making businesses?
Also, please provide support for your statement that Mr. Turner developed and built workable internet marketing and sales systems from scratch, managed multiple employees and salespeople, and turned them into respective internet programs into successes. In addition, provide support for your statement that Ms. Miller was consistently a leading salesperson by several measures. If you are unable to provide adequate support, please revise to eliminate these statements.

Security ownership of certain beneficial owners and management, page
21
31. Provide the beneficial ownership information as of the most recent practicable date. See Item 403 of Regulation S-B. Also, delete the qualification that the information is provided for each person "known to us." You have a duty of reasonable inquiry to determine any holders of more than 5% of your securities. Delete the limitation that you have included.

32. Please reconcile the 3,000,000 shares disclosed here to the 3,010,000 shares issued and outstanding that is disclosed on page 23 under common stock.
Disclosure of Commission Position of Indemnification For Securities Act Liabilities, page 24
33. Please expand your disclosure to describe with more specificity the indemnification provisions as provided by the Nevada Revised Statutes and your other documents.

Key Agreements and Developments, page 25
34. Please specify the interest rate on the loan offered by Thomas
Lamb.
35. Please discuss the material terms of the material agreements you have identified. For instance, specify any material termination provisions related to the agreement with The Kalamazoo Grill Company and Bug Master. Also, discuss Rebecca Miller`s compensation under her agreement.
36. We note your disclosure of several agreements executed by you in 2004 to distribute products for other companies. Supplementally please tell us and disclose in MD&A if any of these agreements require you to make any financial commitments. Please revise your disclosures here to include the date you expect to commence distributing products under each agreement.

Description of the Business, page 25
37. Please specify that although you are involved in the sale of three main product types, you do not receive significant revenue from them. Further, quantify the revenue derived from the sales of gourmet grills, insect repellants and snack bars.

Description of the Products, page 26

The Kalamazoo Grill, pages 26-27
38. Please provide support for your statement that in the marketplace, Kalamazoo grills are recognized as high-quality, American-made products and that Kalamazoo was chosen by Harley-
Davidson Motorcycles to be the exclusive manufacturer of the Harley-Davidson Grill.

Market for the Product, pages 27-28
39. We note the statistics cited in the second paragraph of this section. It is unclear where the supporting information is located on the website you cite. Please provide supporting information or revise. Also, provide support for all of the statistics you have cited throughout the registration statement, including claims regarding the market for nutritional and meal replacement bars.
40. We note your reference to The Shopper Report. Please provide background information regarding this publication. Also, it is unclear why you are confident that the Canadian market has experienced an increase in barbecue occasions comparable to the increase in the United States market. Please provide information supporting this statement or revise. Also, tell us whether you have received consents from this publication and others to provide these statistics in the registration statement.
41. We note the last paragraph in this section. Please specify that you are citing information from the Health, Patio & Barbeque Association and briefly provide background information regarding this association.

Current and Future Revenue Streams, page 31
42. Please quantify the revenue derived from the sale of golf nutrition bars and clarify that you have had no sales of your other products.
43. We note your disclosure regarding a planned 2004 meeting with Wal-Mart Canada Corp. buyers. Please update the disclosure regarding this meeting. Do you still plan to have this meeting and plan to complete a formal agreement by Fall 2004?

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 35

Results of Operations, page 35
44. It is not clear from your disclosures if the $3,385 include sales of products other than the golf nutrition bar. It appears that your sales may only be from the golf nutrition bar. Please revise your disclosures to clarify if you sold any other product during the fiscal year ended July 31, 2004.
45. Please expand your disclosure to specify the services that were provided in exchange for the professional fees.

Internal and External Sources of Liquidity, page 36
46. Specify the amount drawn down from the credit facility, if any, and the interest rate on the amount borrowed and outstanding.



Certain Relationships and Related Transactions, page 38
47. Please include a discussion of the $75,000 loan Thomas Lamb agreed to give the company, including the interest rate that would be associated with the loan.
48. Disclose whether the terms of Rebecca Miller`s independent contractor agreement are as beneficial to the company as could be obtained from unaffiliated third parties.

Recent Sales of Unregistered Securities, page 51
49. We note the issuance of $2 million shares of your common stock pursuant to Section 4(2) of the Securities Act of 1933. Please identify the persons or class of persons to whom you sold the securities. See Item 701(b) of Regulation S-B.

Financial Statements

Balance Sheets, page F-2
50. Please disclose separately trade accounts payable for each period presented.

Statement of Operations, Page F-3
51. You disclose on page 21 in Executive Compensation that your officers have not received any compensation for services rendered since inception. You also disclose on page 37 that your President provides office and warehouse space at no cost. We believe that your financial statements should reflect all of the costs of doing business. Supplementally, please tell us the estimated fair value of the services rendered by your officers and the amount of any other services not currently included in your financial statements. Please revise your financial statements to reflect the fair value of the services provided by the officers at no cost as a capital contribution with a charge to the appropriate expense accounts.
Refer to SAB Topics 1:B and 5:T.

Notes to Financial Statements

Note 2.   Significant Accounting Policies

(f)  Revenue Recognition, page 47
52. You disclose that revenue recognition occurs upon delivery, but you do not specify if delivery is to the customer or a common carrier. Please revise your disclosures to clarify the delivery point. Refer to SAB Topic 13A.3. - Delivery and Performance.



(g)  Stock-Based Compensation, page 47
53. Please disclose that no options have been awarded and none are outstanding as of July 31, 2004.

Note 4.  Operating Line of Credit, page 48
54. Please disclose which line item on your balance sheet includes the amount due on your bank line of credit as of July 31, 2004.

Note 5.  Related Party Transactions, page 48
55. Please disclose services provided at no cost by the officers of the company and the office space provided by the President. Disclose the fair value of the services provided and the basis used. Refer to
Item 404 of Regulation S-B and SFAS 57.
Exhibit 5.1
56. We note the language indicating that you have relied solely upon representations and warranties provided by officers of the Company to opine upon the legality of the shares. It is inappropriate for counsel to assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.
57. We note your opinion speaks as of September 2, 2004. Ensure that you refile the opinion so that it speaks as of the effective date of the registration statement. You may file an opinion prior to effectiveness that does not limit the opinion to a specific date.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Milwood Hobbs at (202) 942-2846 or Michael A. Moran, Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Howard M. Baik at (202) 942-1963 or Ellie Quarles at
(202) 942-1859 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director



Europa Trade Agency, Ltd.
November 12, 2004
Page 1